BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

December 1, 2021

BNY Mellon Funds Trust

-BNY Mellon New York Intermediate Tax-Exempt Bond Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective, December 31, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon New York Intermediate Tax-Exempt Bond Fund (the "Fund"), a series of BNY Mellon Funds Trust (the "Trust"), as follows:

Until December 31, 2022, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of neither class (including indirect fees and expenses of the underlying bonds, but excluding shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 0.59%. On or after December 31, 2022, BNYM Investment Adviser may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to December 31, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

                                                                                               By: /s/ James Bitetto

                                                                                                       James Bitetto

                                                                                                        Secretary

Accepted and Agreed To:

BNY MELLON FUNDS TRUST,

On Behalf of BNY Mellon New York Intermediate Tax-Exempt Bond Fund

By: /s/ James Windels

        James Windels

        Treasurer